Filed by The First American Corporation
                             Pursuant to Rules 165 and 425 promulgated under the
                                              Securities Act of 1933, as amended

                                                 Subject Company: LFC Nationwide
                                                   Commission File No. 333-66431


Set forth below is the text of a press release dated February 12, 2001:


               THE FIRST AMERICAN CORPORATION ANNOUNCES EXECUTION
                  OF LETTER OF INTENT TO ACQUIRE LFC NATIONWIDE

          -- National Field Services Company To Strengthen Information
                    Provider's Mortgage Services Offerings --

SANTA ANA, CALIF., FEB. 12, 2001 - THE FIRST AMERICAN CORPORATION (NYSE: FAF), the nation's leading provider of business information and related products and services, today announced that it has executed a letter of intent to acquire LFC Nationwide, a leading provider of property preservation and field inspections. Details of the transaction, which is expected to close in March, were not disclosed.

          The addition of LFC to First American's existing mortgage information and default services operations will make First American the largest provider of property preservation and field services to the mortgage industry. Additionally, LFC's proprietary software system, which provides real-time monitoring of managed inspections, and its advanced technology platform, which supports full, online connectivity from mortgage servicers' desktops, are expected to significantly enhance our existing Field Services operations and provide a strong base for growth. First American plans to integrate its advanced web technologies with LFC's software to create an unmatched client services system. The addition of LFC is also intended to add counter-cyclical revenue to First American's operations.

          "First American is committed to achieving and maintaining leadership positions across the entire default servicing segment," said Joseph G. Filoseta, division president of First American Default Management Solutions. "Like First American, LFC is well known as a leader throughout the industry for its quality and dedication to serving its clients. The company will be a welcome addition to the First American family."

          Gayle G. Edwards, president of LFC Nationwide said: "We have been looking for a partner that will allow us to maximize our potential and take advantage of our investment in technology and processes. We believe that First American is the right company to leverage our space in the industry and we are glad to partner with a strong leader."

          Founded in 1968, LFC Nationwide Inc., is based in Sterling, Va., and has approximately 150 employees. The privately held mortgage information service provider is a national leader in providing field inspections, foreclosure inspections, insurance loss inspections, bankruptcy inspections, collateral inspections, quality control inspections, value inspections, REO rehabilitation, HUD audit assistance, environmental services and property preservation services.

          The First American Corporation, based in Santa Ana, Calif., is the nation's leading provider of business information and related products and services. The corporation's three primary business segments include: title insurance and services; real estate information and services, which includes mortgage  information  services  and  database  information  and  services;  and consumer information and services, which provides automotive, sub-prime and direct-to-consumer credit reporting; resident screening; pre-employment screening; property and automotive insurance tracking services; property and casualty insurance; home warranties; investment advisory; and trust and banking services. Information about the company and an archive of its press releases can be found on the Internet at www.firstam.com.

   Certain statements made in this press release, including those relating to improved market position as a result of the acquisition of LFC, growth relating to implementation of certain technologies and effects on revenue cycles, are forward-looking. Risks and uncertainties exist which may cause results to differ materially from those set forth in these forward-looking statements. Factors that could cause the anticipated results to differ from those described in the forward-looking statements include: the possibility that the anticipated benefits from the merger cannot be fully realized; the possibility that costs or difficulties related to the integration of LFC's business with that of First American will be greater than expected; each company's ability to compete in highly competitive and rapidly changing marketplaces; interest rate fluctuations; changes in the performance of the real estate markets; general volatility in the capital markets; changes in applicable government regulations; consolidation among the companies' significant customers and competitors; legal proceedings commenced by the California attorney general and related litigation; the company's continued ability to identify businesses to be acquired; changes in the company's ability to integrate businesses which it acquires; and other factors described in First American's periodic reports filed with the Securities and Exchange Commission, including, but not limited to First American's Annual Report on Form 10-K for the year ended Dec. 31, 1999. The forward-looking statements speak only as of the date they are made. The companies do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information
First American plans to file a supplement to the prospectus filed as part of First American's Registration Statement No. 333-66431 on Securities and Exchange Commission Form S-4 in connection with the acquisition of LFC Nationwide, Inc. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION
STATEMENT AND THE PROSPECTUS, AS SUPPLEMENTED, INCLUDING THE BUSINESS AND FINANCIAL INFORMATION INCORPORATED BY REFERENCE THEREIN, WHEN IT IS AVAILABLE. The Registration Statement and the Prospectus, as supplemented, will contain important information about First American. Investors and security holders will be able to obtain free copies of these documents through the Web site maintained by the U.S. Securities and Exchange Commission at www.sec.gov. In addition to the Registration Statement and the prospectus, as supplemented, First American files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by First American at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Securities and Exchange Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 800-SEC-0330 for further information on public reference rooms. First American's filings with the SEC are also available to the public from commercial document-retrieval services and the Web site maintained by the SEC at www.sec.gov.

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